Management’s Discussion and Analysis

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2024

DATED: MAY 9, 2024

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 9, 2024, and presents an analysis of the financial condition of Mogo Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months ended March 31, 2024 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months ended March 31, 2024. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019, in connection with the business combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the consolidated financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The board of directors of Mogo (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR+ at www.sedarplus.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted net loss and cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facility, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2024 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedarplus.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s stock trading app, MogoTrade, offers Canadians a simple way to invest while making a positive impact with every investment. Together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, they form the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers next-generation card programs for both established global corporations and innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca.

Mission

Mogo’s mission is to make it simple and engaging for Canadians to achieve financial freedom while also making the world a better place.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•
In Q1 2024, Mogo continued to focus on increasing the value of its digital wealth platform. In March 2024, the Company announced the launch of Moka.ai, the next generation of its wealth-building app with significant updates and enhancements designed to help the next generation of Canadians get on a real path to becoming millionaires and achieving financial freedom.
•
In February 2024, Mogo completed a strategic agreement to transition to Snowflake as the sole data warehouse for its wealth and lending platforms. This aligns with Mogo’s objective to deploy new Artificial Intelligence (AI) applications in wealth.
•
On July 10, 2023, Mogo announced the closing of the previously announced business combination (the "WonderFi Transaction") between Coinsquare Ltd. (“Coinsquare”), CoinSmart Financial Inc., and WonderFi Technologies Inc. (TSX: WNDR) (“WonderFi”). Before the execution of the transaction, Mogo received 1.4 million shares of FRNT Financial Inc and 0.1 million shares of Mogo from Coinsquare. Pursuant to the WonderFi Transaction, Mogo exchanged its 12.5 million shares in Coinsquare for 87.0 million shares of WonderFi. As at March 31, 2024, Mogo was the largest shareholder of WonderFi, the only fully regulated crypto exchange in Canada, with a 13% ownership interest.
•
In 2023, the Company repurchased and cancelled 474,353 common shares under its share buyback program on NASDAQ and its normal course issuer bid on the Toronto Stock Exchange at an average price of $2.36 per share. The Company repurchased an additional 17,093 common shares in Q1 2024. Including the 600,000 common shares repurchased in 2022 under the NASDAQ buyback program, the Company has repurchased 1,091,446 common shares to date, representing 4.5% of the Company’s current outstanding common shares. The Company currently has 24.5 million common shares issued and outstanding.
•
Mogo's digital payment solutions business, Carta Worldwide, processed over $2.6 billion of payments volume in Q1 2024 which was up 18% compared to Q1 2023.
•
In Q1 2024, the Company’s assets under management increased 22% year-over-year to $402.5 million.
•
Mogo continued to build a highly efficient and scalable technology platform and operation while at the same time reducing costs. In October 2023, Mogo announced a multi-year agreement to transition to Oracle Cloud Infrastructure ("OCI") to support the long-term growth of the Company’s digital wealth platform. Carta also announced it selected OCI to accelerate innovation and support future growth.

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Management’s Discussion and Analysis

Financial Highlights

•
Q1 2024 revenue of $17.9 million, increased 13% over the prior year, reflecting a return to growth in the Company's primary business lines of wealth, payments and lending.

•
Net loss improved to a loss of $3.6 million in Q1 2024, compared with net loss of $6.9 million in Q1 2023.

•
Q1 2024 gross profit of $11.6 million (64.5% margin), a decrease of $0.3 million compared to $11.9 million (74.8% margin) in Q1 2023.

•
Total operating expenses for Q1 2024 were $13.4 million, compared to $13.5 million Q1 2023.

•
Adjusted EBITDA(1), remained at $1.0 million in Q1 2024, compared with an adjusted EBITDA of $1.0 million in Q1 2023.

•
Adjusted net loss(1) increased to $4.0 million in Q1 2024 from $3.9 million in Q1 2023.

•
Ended Q1 2024 with cash, marketable securities and investment portfolio of $53.4 million. This included combined cash and restricted cash of $13.8 million, marketable securities of $28.0 million and investment portfolio of $11.6 million.

Financial Outlook

The outlook that follows supersedes all prior financial outlook statements made by Mogo, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please refer to page 4 for more information on forward-looking statements.

•
Coming out of a period where the Company successfully accelerated its path to profitability, in fiscal 2024 Mogo is shifting the balance toward accelerating revenue growth while at the same time continuing to generate positive Adjusted EBITDA. The Company will increase growth investments to drive acceleration in Subscription & Services revenue growth from its Wealth and Payments businesses where it sees significant opportunity for expansion.

•
Specifically, for 2024 Mogo expects accelerating Subscription & Services revenue growth with an overall Subscription & Services revenue growth rate in the mid-teens for the full year.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net (loss) income, net cash used in operating activities, adjusted EBITDA(1), adjusted net loss(1) and cash provided by (used in) operating activities before investment in gross loans receivable(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	March 31, 2024	March 31, 2023	Change %
Key Business Metrics
Mogo Members (000s)	2,123	2,019	5%

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
IFRS Measures
Revenue	$17,925	$15,877	13%
Subscription and services revenue	10,691	9,446	13%
Net loss	(3,610)	(6,884)	(48)%
Net cash used in operating activities	(3,866)	(1,001)	286%
Other Key Performance Indicators(1)
Adjusted EBITDA	1,048	1,019	3%
Adjusted net loss	(3,968)	(3,858)	3%
Cash provided by operations before investment in gross loans receivable	1,815	67	2609%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Mogo members(1)

Our total member base grew to 2,123,000 members as at March 31, 2024, from 2,019,000 members as at March 31, 2023, representing an increase of approximately 5% or 104,000 net members. From Q4 2023, net members increased by 13,000 in Q1 2024. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q1 2024 vs Q1 2023

Total revenue increased to $17.9 million for the three months ended March 31, 2024 compared to $15.9 million in the same period last year. This represents a return to growth in the Company’s primary business lines of wealth, payments, and lending.

Subscription and services revenue

Three months ended Q1 2024 vs Q1 2023

Subscription and services revenue increased by 13% to $10.7 million for the three months ended March 31, 2024 compared to $9.4 million in the same period last year. This was driven by an increase in the Company's wealth and payments revenues, as well as other subscription related products.

Net income (loss)

Three months ended Q1 2024 vs Q1 2023

Net loss was $3.6 million for the three months ended March 31, 2024, which is a decrease in net loss of $3.3 million compared to net loss of $6.9 million in the same period last year.

The decrease in net loss is due to the increase in revenue noted above. Additionally, in Q1 2023 the Company recognized its share of loss in investment accounted for using the equity method of $3.2 million. No such loss was recognized in 2024.

Net cash used in operating activities

Three months ended Q1 2024 vs Q1 2023

Net cash used in operating activities was $3.9 million for the three months ended March 31, 2024, which is an increase of $2.9 million compared to $1.0 million in the same period last year. The increase was primarily due to an increase in net issuance of loans receivable of $4.6 million, partially offset by an improvement in base operating cash inflows from higher revenues.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

Three months ended Q1 2024 vs Q1 2023

Adjusted EBITDA was $1.0 million for the three months ended March 31, 2024, which is consistent with the same period last year. Adjusted EBITDA in the current period was driven by higher revenues in each of our core business segments of wealth, payments, and lending, offset by higher growth related expenditures and cost of revenue.

Adjusted net loss(1)

Three months ended Q1 2024 vs Q1 2023

Adjusted net loss was $4.0 million for the three months ended March 31, 2024, which is a $0.1 million increase compared to an adjusted net loss of $3.9 million in the same period last year.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Three months ended Q1 2024 vs Q1 2023

Cash provided by operating activities before investment in gross loans receivable was $1.8 million for the three months ended March 31, 2024, which is a $1.7 million improvement compared to $0.1 million in the same period last year. The improvement was primarily attributed to the increased revenue in the quarter.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted EBITDA, adjusted net loss and cash provided by (used in) operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, readers should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, share of (gain) loss in investment accounted for using the equity method, revaluation (gain) loss, impairment of investment accounted for using the equity method, impairment of goodwill, and other non-operating expense. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2024	March 31, 2023
Net loss before tax	$(3,695)	$(7,051)
Depreciation and amortization	2,376	2,373
Stock-based compensation	561	293
Credit facility interest expense	1,656	1,454
Debenture and other financing expense	806	778
Accretion related to debentures	178	272
Share of loss in investment accounted for using the equity method	—	3,178
Revaluation gain	(1,088)	(1,253)
Other non-operating expense	254	975
Adjusted EBITDA	1,048	1,019

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Management’s Discussion and Analysis

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss before tax excluding stock-based compensation, share of (gain) loss in investment accounted for using equity method, revaluation loss, impairment of investment accounted for using the equity method, impairment of goodwill, and other non-operating expense. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense, and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of adjusted net loss to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2024	March 31, 2023
Net loss before tax	$(3,695)	$(7,051)
Stock-based compensation	561	293
Share of loss in investment accounted for using the equity method	—	3,178
Revaluation gain	(1,088)	(1,253)
Other non-operating expense	254	975
Adjusted net loss	(3,968)	(3,858)

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Management’s Discussion and Analysis

Cash provided by operating activities before investment in gross loans receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is a non-IFRS financial measure that we calculate as cash used in operating activities, less net issuance of loans receivables. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2024	March 31, 2023
Net cash used in operating activities	$(3,866)	$(1,001)
Net issuance of loans receivable	(5,681)	(1,068)
Cash provided by operations before investment in gross loans receivable	1,815	67

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoMortgage, MogoTrade, Moka services, our premium account subscription offerings, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoMortgage, MogoTrade, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three months ended March 31, 2024:

($000s, except per share amounts)
	Three months ended
	March 31, 2024	March 31, 2023
Total revenue	$17,925	$15,877
Cost of revenue	6,370	4,008
Gross profit	11,555	11,869
Technology and development	2,617	3,057
Marketing	1,222	566
Customer service and operations	2,818	2,849
General and administration	3,850	4,378
Stock-based compensation	561	293
Depreciation and amortization	2,376	2,373
Total operating expenses	13,444	13,516
Loss from operations	(1,889)	(1,647)
Credit facility interest expense	1,656	1,454
Debenture and other financing expense	806	778
Accretion related to debentures	178	272
Share of loss in investment accounted for using the equity method	—	3,178
Revaluation gain	(1,088)	(1,253)
Other non-operating expense	254	975
	1,806	5,404
Net loss before tax	(3,695)	(7,051)
Income tax recovery	(85)	(167)
Net loss	(3,610)	(6,884)
Other comprehensive income:
Foreign currency transaction reserve (loss) gain	31	(209)
Other comprehensive income (loss)	31	(209)
Total comprehensive loss	(3,579)	(7,093)

Adjusted EBITDA(1)	1,048	1,019
Adjusted net loss(1)	(3,968)	(3,858)
Basic income (loss) per share	(0.15)	(0.27)
Diluted income (loss) per share	(0.15)	(0.27)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months ended March 31, 2024:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
Subscription and services revenue	$10,691	$9,446	13%
Interest revenue	7,234	6,431	12%
Total revenue	17,925	15,877	13%

Subscription and services revenue – represents Carta transaction processing revenue, Moka subscriptions, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, partner lending fees, portfolio management fees, exempt market dealer commission revenue, referral fee revenue, FX revenue and other fees and charges.

Interest revenue – represents interest on our line of credit loan products.

Please refer to the “Key Performance Indicators” section for commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three months ended March 31, 2024:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
Provision for loan losses, net of recoveries	$4,705	$2,566	83%
Transaction costs	1,665	1,442	15%
Cost of revenue	6,370	4,008	59%
As a percentage of total revenue	36%	25%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as loan system transaction fees, transaction processing costs related to the Carta business and other transaction costs related to Moka and MogoTrade.

Cost of revenue was $6.4 million for the three months ended March 31, 2024, an increase of $2.4 million compared to the same period in the prior year.

Provision for loan losses, net of recoveries, has increased for the three months ended March 31, 2024 compared to the same periods in the prior year. This increase is due largely to continued overall growth in loan receivables in the current period, compared to a decrease in loan receivables in the comparative prior year period.

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Management’s Discussion and Analysis

Transaction costs have increased for the three months ended March 31, 2024 compared to the same period in the prior year, primarily due to the increase in revenue in the current period.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of macroeconomic factors such as inflation and the interest rate environment. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Technology and development expenses

The following table provides the technology and development expenses for the three months ended March 31, 2024:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
Technology and development	$2,617	$3,057	(14)%
As a percentage of total revenue	15%	19%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include hosting costs and software licenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $2.6 million for the three months ended March 31, 2024, which is a decrease of $0.5 million compared to $3.1 million in the same period last year. The decrease is primarily due to cost efficiency initiatives implemented from Q2 2023 onward.

We believe our investments into the development of our digital wealth platform will strengthen Mogo’s product service offerings and drive long-term member and revenue growth.

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Management’s Discussion and Analysis

Marketing expenses

The following table provides the marketing expenses for the three months ended March 31, 2024:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
Marketing	$1,222	$566	116%
As a percentage of total revenue	7%	4%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses were $1.2 million for the three months ended March 31, 2024, which is an increase of $0.6 million compared to $0.6 million in the same period last year. The Company increased marketing spend in Q1 2024 to help drive growth in subscription and services revenue, including wealth related products.

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months ended March 31, 2024:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
Customer service and operations	$2,818	$2,849	(1)%
As a percentage of total revenue	16%	18%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses decreased for the three months ended March 31, 2024. The decrease is primarily due to cost reduction initiatives implemented from Q2 2023 onward.

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Management’s Discussion and Analysis

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months ended March 31, 2024:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
General and administration	$3,850	$4,378	(12)%
As a percentage of total revenue	21%	28%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses decreased for the three months ended March 31, 2024, compared to the same periods last year. The decrease is due to various cost efficiency initiatives implemented from Q2 2023 onward.

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months ended March 31, 2024 were as follows:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
Stock-based compensation	$561	$293	91%
Depreciation and amortization	2,376	2,373	0%
	2,937	2,666	10%
As a percentage of total revenue	16%	17%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black-Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation increased to $0.6 million in the three months ended March 31, 2024 compared to $0.3 million in the same period last year. The increase in stock-based compensation is driven by a lower number of forfeitures Q1 2023 compared to the same period last year.

Depreciation and amortization remained consistent at $2.4 million in the three months ended March 31, 2024 compared to $2.4 million in the same period last year.

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Management’s Discussion and Analysis

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months ended March 31, 2024:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
Credit facility interest expense	$1,656	$1,454	14%
As a percentage of total revenue	9%	9%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased for the three months ended March 31, 2024 compared to the same period last year. The increase is due to additional advances on the Credit Facility and higher interest rates.

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months ended March 31, 2024:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
Debenture and other financing expense	$806	$778	4%
Accretion related to debentures	178	272	(35)%
Share of loss in investment accounted for using the equity method	—	3,178	(100)%
Revaluation gain	(1,088)	(1,253)	(13)%
Other non-operating expense	254	975	(74)%
Total other expense	150	3,950	(96)%
As a percentage of total revenue	1%	25%

Total other expenses (income) were expense of $0.2 million for the three months ended March 31, 2024, which is a decrease of $3.8 million compared to an expense of $4.0 million for the same period last year. The decrease in total other expenses was primarily driven by the discontinuation of equity accounting for our share of Coinsquare’s net comprehensive loss following the WonderFi Transaction. In Q1 2023 the Company recognized its share of loss in investment accounted for using the equity method of $3.2 million. No such loss was recognized in 2024.

Revaluation gain was $1.1 million for the three months ended March 31, 2024 compared to $1.3 million in the same period last year. The variance is primarily attributable to a gain in investment portfolio and marketable securities of $0.9 million in the current year, compared to $0.8 million in the same period last year, offset by an unrealized gain in debentures of $0.1 million for the current year, compared to $0.3 million in the same period last year and an unrealized exchange gain of $0.1 million in the current year compared to $0.2 million in the same period last year.

Other non-operating expense for the three months ended March 31, 2024 decreased by $0.7 million compared to the same period last year. In Q1 2023 restructuring costs attributable to MogoCard and MogoApp were recorded. No such items were recognized in the current quarter.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense was relatively consistent compared to the prior period.

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Management’s Discussion and Analysis

Other comprehensive (loss) income

The following table provides a breakdown of other comprehensive income by type for the three months ended March 31, 2024:

($000s, except percentages)
	Three months ended
	March 31, 2024	March 31, 2023	Change %
Foreign currency transaction reserve (loss) gain	31	(209)	(115)%
Other comprehensive income (loss)	31	(209)	(115)%

Total other comprehensive loss consisting of foreign currency translation reserve (loss) gain was $0.03 million for the three months ended March 31, 2024 compared to other comprehensive income of $0.2 million in the same period last year. These gains and losses are due to fluctuations in foreign currency exchange rates across the periods.

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies that are different from the presentation currency of the Company's consolidated financial statements. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using average monthly exchange rates. Foreign currency differences arising are recognized in other comprehensive income.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2024	2023				2022
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income Statement Highlights
Total revenue	$17,925	$17,157	$16,180	$16,008	$15,877	$17,146	$17,257	$17,290
Loss from operations	(1,889)	(222)	(843)	(1,161)	(1,647)	(3,753)	(7,634)	(9,854)
Other (expenses) income, including taxes	(1,721)	8,733	(8,661)	(8,847)	(5,237)	(71,190)	(12,362)	(42,016)
Net (loss) income	(3,610)	8,511	(9,504)	(10,008)	(6,884)	(74,943)	(19,996)	(51,870)
Net (loss) income per common share (basic)	(0.15)	0.34	(0.38)	(0.39)	(0.27)	(2.97)	(0.78)	(2.03)
Net (loss) income per common share (fully diluted)	(0.15)	0.34	(0.38)	(0.39)	(0.27)	(2.97)	(0.78)	(2.03)
Non-IFRS Financial Measures(1)
Adjusted EBITDA	1,048	2,743	2,066	1,844	1,019	248	(2,799)	(4,134)
Adjusted net loss	(3,968)	(2,600)	(2,556)	(2,918)	(3,858)	(5,375)	(8,350)	(9,476)
Cash provided by (used in) operations before investment in gross loans receivable	1,815	4,676	2,619	2,129	67	457	(1,467)	(2,476)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Quarterly Trends

We had steady revenue in 2022, while we implemented initiatives to reduce operating expenses throughout the year. This resulted in reductions in operating expenses over 2022 and 2023, but the impact on sub-scale revenue streams resulted in a decrease in revenue in Q1 to Q3 2023 compared to 2022. We saw a slight increase in revenue in Q4 2023 and a continued increase in Q1 2024 representing a return to growth in the Company’s primary business segments of wealth, payments, and lending.

Loss from operations decreased quarter over quarter from Q2 2022 to Q4 2023, with significant decreases in operating expenses while managing impact on revenue. Loss from operations increased in Q1 2024 due to higher growth investment in our wealth and payments business segments. The Company also experiences seasonally higher expenses in Q1 compared to Q4 contributing to the increase in net loss. We also continue to transition to the OCI platform to support long term growth, resulting in some temporary incremental costs. The OCI transition is expected to be materially completed in the first half of 2025.

Other income (expenses), including taxes, resulted in losses from Q2 2022 to Q4 2022. Between Q2 2022 and Q4 2022, broader equity and cryptocurrency market declines resulted in non-cash losses, including $58.3 million in impairment charges on our investment in Coinsquare, $31.8 million in impairment charges to goodwill and $6.5 million in write-downs of intangible assets. In 2023, changes in other expenses primarily related to our share of Coinsquare's net comprehensive loss, impairment on our investment in Coinsquare, restructuring costs related to the wind down of the legacy MogoApp, including MogoCard, impairment on assets related to our Vancouver lease and a loss on the revaluation of our investment portfolio and marketable securities. In Q4 2023, there was a significant increase in other income primarily due to a revaluation gain on our investment in WonderFi. In Q1 2024 other expenses primarily consisted of credit facility interest expense and debenture and other financing expense offset by revaluation gains.

Adjusted EBITDA has generally improved over the last eight quarters, as we placed a significant emphasis on operating efficiency and margin improvement in 2022 and 2023. Adjusted EBITDA was lower in Q1 2024, as we shifted our balance back towards driving revenue growth while maintaining positive Adjusted EBITDA as noted in our Financial Outlook. Adjusted EBITDA is also impacted by the seasonality of expenses and OCI costs noted above.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at March 31, 2024 and December 31, 2023:

($000s)	As at
	March 31, 2024	December 31, 2023
Cash and cash equivalent	$11,800	$16,133
Total assets	206,462	207,763
Total liabilities	115,805	114,039

Total assets decreased by $1.3 million during the three months ended March 31, 2024. The decrease is primarily attributable to overall net losses in the business.

Total liabilities increased by $1.8 million during the three months ended March 31, 2024. The increase is primarily due to increases in advances on the credit facility.

Loans receivable

The following table provides a breakdown of loans receivable as at March 31, 2024 and December 31, 2023:

($000s)	As at
	March 31, 2024	December 31, 2023
Gross loans receivable	$76,034	$74,272
Allowance for loan losses	(13,492)	(12,555)
Net loans receivable	62,542	61,717

The gross loans receivable portfolio was $76.0 million as at March 31, 2024, which is an increase of $1.7 million compared to the balance as at December 31, 2023. The increase is primarily due to additional loan originations issued the period.

The following table provides a reconciliation of changes in our loan loss allowance for the year ended March 31, 2024 and the year ended December 31, 2023:

($000s)	As at
	March 31, 2024	December 31, 2023
Allowance for loan losses, beginning of period	$12,555	$13,073
Provision for loan losses	4,707	13,778
Loans charged-off	(3,770)	(14,296)
Allowance for loan losses, end of period	13,492	12,555

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of operations and comprehensive income (loss).

The allowance for loan losses as a percentage of gross loans receivable increased to 17.7% as at March 31, 2024 from 16.9% as at December 31, 2023. Growth in the loan book resulted in a corresponding increase in the allowance, along with seasonal delinquencies noted in the quarter that were within the historical ranges expected by management.

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Management’s Discussion and Analysis

The allowance methodology includes a factor in respect of potential future losses arising from macroeconomic indicators, which is a requirement under IFRS 9 to consider forward-looking indicators in determining the allowance. We believe that the related allowance is adequate to absorb reasonably possible changes to economic conditions that impact the loan book. It should be noted that this allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive income (loss). Refer to the “Cost of revenue” section above for further discussion on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against loans receivable and provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three months ended March 31, 2024 include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2024 totaled $0.3 million (March 31, 2023 – $0.3 million). The debentures bear annual coupon interest of 8.0% (March 31, 2023 – 8.0%) with interest expense for the three months ended March 31, 2024 totaling $6,000 (March 31, 2023 – $6,000). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

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Management’s Discussion and Analysis

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 23 and Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2023. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of common shares of the Company, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio and marketable securities which the Company is actively seeking to monetize. Following investments made after the business combination, the value of Mogo’s investments and marketable securities, including our investment in WonderFi, was $39.7 million as at March 31, 2024.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. Our principal cash requirements are for working capital, loan capital and investing activities. Our future financing requirements will depend on many factors including our growth rate, product development investments, increase in marketing activities, investment levels in our gross loans receivables, the macroeconomic conditions and its impact on loan performance, and potential mergers, strategic investments and acquisitions activity. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures and may at times consider the issuance of shares in satisfaction of amounts owing under debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility.

On November 6, 2023, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec. This shelf prospectus allows Mogo to offer common shares, preferred shares, debt securities, and warrants to purchase common shares, preferred shares or debt securities up to an aggregate offering price of USD $250,000,000 for the 25-month period after filing.

In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio and marketable securities, increasing the amount of long-term debt outstanding or increasing availability under existing or new credit facilities.

Although we are not currently party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favourable to us or at all.

In December 2021, we amended our Credit Facility. The amendments changed the effective interest rate from a maximum of 9% plus LIBOR to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025. As of July 1, 2023, the Credit Facility's benchmark rate transitioned from the USD LIBOR benchmark rate to the Secured Overnight Financing Rate.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months ended March 31, 2024 and 2023:

($000s)
	Three months ended
	March 31, 2024	March 31, 2023
Cash provided by operating activities before changes in working capital (1)	$3,141	$1,176
Other changes in working capital (1)	(1,326)	(1,109)
Cash provided by operating activities before changes in loans receivable	1,815	67
Cash invested in loans receivable	(5,681)	(1,068)
Cash used in operating activities	(3,866)	(1,001)
Cash used in investing activities	(1,520)	(891)
Cash provided by (used in) financing activities	1,072	(3,007)
Effect of exchange rate fluctuations	(19)	(22)
Net decrease in cash for the period	(4,333)	(4,921)

(1)
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

The reduction in the net decrease in cash for three months ended March 31, 2024 against the comparative period, was primarily due to improvements in operating efficiency and increased revenue in the current period. We experience a seasonally higher outflow of cash related to working capital in Q1 compared to other quarters and also had some discretionary investment in marketable securities in the current period, that contributed to the change in cash position for Q1 2024.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by operating activities before investment in gross loans receivables was $1.8 million for the three months ended March 31, 2024, which is a $1.7 million improvement compared to $0.1 million in the same period last year. The improvement was primarily attributed to significant operating expense efficiencies gained in 2023.

Cash invested in loans receivable was a $5.7 million outflow in the three months ended March 31, 2024 compared to a $1.1 million outflow in the same period last year. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Cash used in operating activities increased by $2.9 million or 286% in the three months ended March 31, 2024 compared to the same period last year. The increase was primarily due to an increase in net issuances of loans receivables.

Cash provided by operating activities before changes in working capital was a $3.1 million inflow in the three months ended March 31, 2024 compared to a $1.2 million inflow in the same period last year. The overall increase in cash inflows was due to lower operating expenses as a percentage of revenue in the current period relative to the prior period.

Other changes in working capital resulted in a $1.3 million outflow in the three months ended March 31, 2024 compared to a $1.1 million outflow in the same period last year. The changes in cash flows due to working capital are primarily due to the timing of vendor payments.

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Management’s Discussion and Analysis

Cash provided by (used in) investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, cash invested in investment accounted for using the equity method, monetization of our investment portfolio, marketable securities and cash (invested) acquired in a business combination. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

Cash used in investing activities in the three months ended March 31, 2024 was $1.5 million compared to $0.9 million in the same period last year. The overall increase in cash used in investing activities is primarily due to the Company's investment in marketable securities in the current period.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash provided by financing activities in the three months ended March 31, 2024 was $1.1 million compared to cash used in financing activities of $3.0 million for the same period last year. The net increase in cash provided by financing activities in the current period compared to the prior period is primarily attributable to a $1.9 million advance of the Credit Facility, compared to a $1.9 million repayment of the Credit Facility in the prior period.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at March 31, 2024. Management will continue to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures as they become due and payable.

($000s)	2024	2025	2026	2027	2028	Thereafter
Commitments - operational
Lease payments	908	1,240	1,255	835	247	390
Trade payables	5,103	—	—	—	—	—
Accrued wages and other expenses	19,560	—	—	—	—	—
Other purchase obligations	997	812	584	642	221	—
Interest – Credit Facility	5,130	3,420	—	—	—	—
Interest – Debentures	2,353	2,229	—	—	—	—
	34,051	7,701	1,839	1,477	468	390
Commitments – principal repayments
Credit Facility	—	51,309	—	—	—	—
Debentures (1)	1,471	34,985	—	—	—	—
	1,471	86,294	—	—	—	—
Total contractual obligations	35,522	93,995	1,839	1,477	468	390

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of May 9, 2024, no preferred shares have been issued and the following common shares, and rights to acquire common shares were outstanding:

Class of Security	Number outstanding (in 000s) as at May 9, 2024
Common shares	24,517
Stock options	3,479
Restricted share units	-
Common share purchase warrants (2)	2,267

(1)
The debenture principal repayments are payable in either cash or common shares of Mogo at Mogo’s option. The number of common shares required to settle the principal repayments is variable based on the Company's share price at the repayment date. The debentures are subordinated to the Credit Facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility.
(2)
Common share purchase warrants include the 1,909,608 warrants accounted for as a derivative financial liability in Note 13 of the consolidated financial statements for the year ended March 31, 2024. Of these warrants, 891,089 expire in August 2024 and 1,018,519 expire in June 2025.

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Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. The Company’s significant risk and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2023 and interim condensed consolidated financial statements for the three months ended March 31, 2024.

Other risks

As part of the Federal Budget released in March 2023, the Government of Canada provided indication of its intention to reduce the maximum allowable interest rate to an annual percentage rate of 35%. The new maximum allowable rate will only be applicable to agreements entered subsequent to the effective date, which has not yet been determined. The Company intends to make any necessary adjustments to product offerings as new updates unfold, in order to mitigate any potential impact of the lower maximum allowable rate.

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio and marketable securities. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets, including our investment in WonderFi. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio and marketable securities. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio and marketable securities. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain asset classes such as cryptocurrency or technology company investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2023 and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends, or issue debt.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the determination of allowance for loan losses, fair value of privately held investments, impairment of investment in associate, and valuation of goodwill acquired in business combinations, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2023 and interim condensed consolidated financial statements for the three months ended March 31, 2024.

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Management’s Discussion and Analysis

Changes in Accounting Policies including Initial Adoption

Material accounting policies

The accounting policies are described in the Company's annual consolidated financial statements for the year ended December 31, 2023.

New and amended standards and interpretations

Certain new or amended standards and interpretations are expected to become effective on January 1, 2024 and beyond. There are no new standards, interpretations or amendments that are expected to have a material impact to the Company’s consolidated financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Controls and Procedures

The Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. During the three months ended March 31, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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